UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

May 9, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR APPOINTS MR. JOHN CAMIER OF SOUTH BAY EXPLORATION LTD. TO SUPERVISE ALBERTA STAR’S 2006 DRILLING AT THE CONTACT LAKE IOCG & URANIUM PROJECT

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has contracted the services of Mr. John Camier B.Sc. (Specialist), M.Sc., a principal of South Bay Exploration Ltd., a geological services company of Brandon, Manitoba, to supervise the Company’s Summer 2006 diamond drilling program at the Contact Lake and Eldorado IOCG and uranium projects in Canada’s Northwest Territories. Mr. Camier has extensive experience working in remote and northern regions of Canada and has supervised a number of large diamond drilling programs in Ontario, Manitoba, Saskatchewan and the Northwest Territories. More importantly, Mr. Camier assisted in the drilling of Fortune Minerals NICO Gold Bismuth deposit and carried out and oversaw much of the drilling of the Sue-Dianne IOCG deposit in the southern Great Bear Magmatic Zone.  Mr. Camier has completed his B.Sc. and M.Sc. Theses on the NICO and Sue-Dianne IOCG Gold, Cobalt Bismuth and Copper deposits.   Tim Coupland, President and CEO stated, “We are very pleased to have South Bay Exploration and Mr. John Camier, in particular to supervise this year’s diamond drilling at Contact Lake, NT.  Mr. Camier brings a wealth of drilling experience to the Company’s Contact Lake region and brings the geological knowledge and understanding necessary for drilling in one of the most prospective base and precious metal and uranium areas in Canada’s Northwest Territories. The Company is now approved for over 40,000 meters of diamond drilling in the Contact lake and Eldorado IOCG & uranium districts and has received permission to drill from the Chief Inspector of Mines.

DRILLING 15,000 METER DRILL PROGRAM-CONTACT LAKE IOCG & URANIUM PROJECT

A recently completed interpretation report by Dr. Hamid Mumin of Brandon University, covering the various geophysical data sets and available geological information relating to the Contact Lake property recommended the execution of a comprehensive exploration program for 2006. The exploration program includes additional ground and airborne geophysics such as localized Induced Polarization/Resistivity (IP/Res) geophysics over selected portions of the high-amplitude magnetic anomalies, mapping, line-cutting followed by a comprehensive 15,000 meter drill program at Contact Lake, targeting the high-priority areas. The program provides that the scheduled holes will be drilled to an average depth of 200 -500 meters per-hole using a Boyles 25A. Drilling is expected to commence in late May 2006.

ELDORADO URANIUM BELT - 5 YEAR CLASS “A” DRILLING PERMIT ISSUED-FULLY PERMITTED

The Company has been granted a five year Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling on the Eldorado IOCG Project. The diamond drilling permit is valid until April 26, 2011. Alberta Star is the first mineral exploration company in over 10 years to receive a Class “A”-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. Alberta Star is fully permitted for over 25,000 meters of diamond drilling in the Sahtu Dene Land Settlement Area at the Eldorado Project.

CONTACT LAKE - 5 YEAR CLASS “A” DRILLING PERMIT ISSUED - FULLY PERMITTED

The Company has been granted a five year Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling on the Contact Lake Project. The diamond drilling permit is valid until August 24, 2010. Alberta Star is the first mineral exploration company in over 10 years to receive a Class “A”-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. Alberta Star is fully permitted for 15,000 meters of diamond drilling in the Sahtu Dene Land Settlement Area at Contact Lake.

CONTACT LAKE & ELDORADO IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake & Eldorado projects are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The projects are situated 670 kilometers north of the city of Yellowknife. The total size of the Contact Lake & Eldorado project and surrounding area is over 51,473.96 acres in size. Alberta Star’s mineral tenure in the Eldorado Mineral Belt covers hundreds of known or recorded silver, copper, cobalt, rare earth elements, and uranium occurrences in Proterozoic rock that correlate with rock of other IOCG deposits worldwide (Olympic Dam in western Australia, Kiruna Belt of Sweden). The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high-grade uranium.  The Contact Lake & Eldorado uranium belt encompasses a mineral rich portion of the Great Bear Magmatic Zone, as evidenced from the production records of five former past producing silver and uranium mines in the area.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. The Company is the first mineral exploration company in 75 years to successfully stake, acquire and control one entirely contiguous land package in this mineral rich region of the Northwest Territories. The Contact Lake and Eldorado Uranium Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in Canada. The current May 5, 2006 spot price for Uranium is now $41.50 US per pound, Copper $3.45 per pound and Gold $678.90 per ounce.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.